March 4, 2010

Mail Stop 3010

Mr. Barry N. Berlin
Chief Financial Officer
PMC Commercial Trust
17950 Preston Road, Suite 600
Dallas, TX 75252

>   **Re: PMC Commercial Trust**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 16, 2009**
>   **File No. 001-13610**

Dear Mr. Berlin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Daniel L. Gordon
>   Branch Chief